EXHIBIT 11.1

               ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.

                                    CODE OF ETHICS


Responsibilities of Directors, Officers, Managers, and Employees
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All managers shall be  responsible  for the  enforcement of and compliance  with this Code of Ethics including necessary distribution to ensure employee knowledge and compliance. The Board of Directors or other governing body of each affiliate company shall formally adopt this Code of Ethics as its own, binding on all directors, officers, and employees of the Company.

All employees are responsible for complying with this Code of Ethics. Any employee having information concerning any prohibited or unlawful act shall promptly report such matter to the General Counsel, Axium Law Group, Mr. Joseph Giuffre, Suite 3350, Four Bentall Centre, 1055 Dunsmuir Street, P.O. Box 49222, Vancouver, BC, V7X 1L2, telephone (604) 685-6100. While this is the preferred reporting procedure, employees should feel free to report to anyone in line management, including the Chief Executive Officer, Primo Podorieszach, Chief Operating Officer, Mr. Tony Consalvo, and Chief Financial Officer, Mr. Mahesh Bhatia. It could also be appropriate to contact the Audit Committee of the Board of Directors through its Chairman, Mr. Tom Milley, Demiantschuk Milley Burke and Hoffinger, 1200 - 1015 - 4th Street SW, Calgary, Alberta, T2R 1J4, telephone
(403) 252-9937.

Employees should be advised of this reporting obligation and encouraged to report any prohibited or unlawful activities of which they are aware. There will be no reprisals for reporting such information and employees should be so advised.

The outside auditors will also be particularly alert and sensitive to such compliance. All employees are expected to provide full assistance and disclosure to external auditors in connection with any review of compliance with this Policy.

Conflicts of Interest
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Every  employee  has a duty to avoid  business,  financial  or other  direct  or indirect interests or relationships which conflict with the interests of the Company or which divide his or her loyalty to the Company. Any activity which even appears to present such a conflict must be avoided or terminated unless, after disclosure to the appropriate level or management, it is determined that the activity is not harmful to the company or otherwise improper.

A conflict or an appearance of a conflict of interest may arise in many ways. For example, depending on the circumstances, the following may constitute an improper conflict of interest:


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Ownership  of or an interest  in a  competitor  or in a business  with which the
Company has or is contemplating a relationship (such as a supplier, customer, landlord, distributor, licensee/licensor, etc.) either directly or indirectly, such as through family members.

Profiting, or assisting others to profit, from confidential information or business opportunities that are available because of employment by the Company.

Providing service to a competitor or a proposed or present supplier or customer as an employee, director, officer, partner, agent or consultant.

Soliciting or accepting gifts, payments, loans, services or any form of compensation from suppliers, customers, competitors or others seeking to do business with the Company. Social amenities customarily associated with legitimate business relationships are permissible. These include the usual forms of entertainment such as lunches or dinners as well as occasional gifts of modest value. While it is difficult to define "customary", "modest", or "usual" by stating a specific dollar amount, common sense should dictate what would be considered extravagant or excessive. If a disinterested third party would be likely to infer that it affected your judgment, then it is too much. All of our business dealings must be on arm's-length terms and free of any favorable treatment resulting from the personal interest of our employees. Loans to employees from financial institutions, which do business with the Company, are permissible as long as the loans are made on prevailing terms and conditions.

Influencing or attempting to influence any business transactions between the Company and another entity in which an employee has a direct or indirect financial interest or acts as a director, officer, employee, partner, agent or consultant.

Disclosure is the key. Any employee who has a question about whether any situation in which he or she is involved amounts to a conflict of interest or appearance of one should disclose the pertinent details, preferably in writing, to his or her supervisor. Each supervisor is responsible for discussing the situation with the employee and arriving at a decision after consultation with or notice to the appropriate higher level of management.

To summarize, each employee is obligated to disclose his or her own conflict or any appearance of a conflict of interest. The end result of the process of disclosure, discussion and consultation may well be approval of certain relationships or transactions on the ground that, despite appearances, they are not harmful to the Company. But all conflicts and appearance of conflict of interest are prohibited, even if they do not harm the Company, unless they have gone through this process.




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Rules and Regulations
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Our  business  is  subject  to  extensive  governmental  regulation.  It is  the responsibility of the Companies management and employees to be familiar with the laws and regulations that relate to their business responsibilities and to comply with them.

If an employee has any question whether a transaction or course of conduct complies with applicable statutes or regulations, it is the responsibility of that employee to obtain legal advice from the Company's legal counsel and act in accordance with that advice. It is the responsibility of each Company's management to ensure that employees are aware of their responsibilities in this regard.

The Company must abide by all Securities Laws of both Canada and the United States to disclose to the public important information regarding the Company.

An employee who knows important information about the Company that has not been disclosed to the public must keep such information confidential.

It is violation of both Canadian and United States law to purchase or sell company stock on the basis of such important non-public information. Employees may not do so and may not provide such information to others for that or any other purpose.

Employees may not buy or sell securities of any other company using important non-public information obtained in the performance of their duties. Employees may not provide such information so obtained to others.

Other
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The Company encourages employees to be involved personally in political affairs.
However, no employee shall directly or indirectly use or contribute funds or assets of the Company for or to any political party, candidate or campaign unless such a use or contribution is an accepted practice and lawful in the country involved and is approved by the Company.

No Company funds or assets shall be used for any unlawful purpose. No employee shall purchase privileges or special benefits through payment of bribes, illegal political contributions, or illicit payments.

No undisclosed or unrecorded fund or asset shall be established for any purpose.

No false or artificial entries shall be made in the books and records of the Company for any reason, and no employee shall engage in any arrangement that results in such prohibited act, even if directed to do so by a supervisor.


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No payment  shall be approved or made with the agreement or  understanding  that any part of such payment is to be used for any purpose other than that described by documents supporting the payment.